82-3481

INMET

MINING

Inmet Mining Corporation

Suite 1000
330 Bay Street
Toronto, Canada M5H 2S8

Tel: (1) 416-361-6400
Fax: (1) 416-368-4692
www.inmetmining.com

PRESS RELEASE

FOR IMMEDIATE RELEASE
February 22, 2002

Inmet Mining Announces Antamina NPI Agreement with Noranda

Toronto, Canada - Inmet Mining Corporation (IMN-TSE) announced today that it has entered into an agreement with Noranda Inc. under which Inmet may elect to put to Noranda to purchase ("Put"), and Noranda may elect to call upon Inmet to sell ("Call"), Inmet's 3.3% net proceeds interest relating to the Antamina zinc-copper mine in Peru. If not exercised, the Put and Call will each expire after December 31, 2003.

Inmet will receive the following in cash at closing should it elect to exercise the Put:

1. US$15 million if Noranda receives a Put election notice prior to December 31, 2002;

2. US$20 million if Noranda receives a Put election notice on or after January 1, 2003 but prior to June 30, 2003; and

3. US$22.5 million if Noranda receives a Put election notice on or after July 1, 2003 but prior to January 1, 2004.

Noranda will pay Inmet US$24 million in cash at closing should Inmet receive notice at any time prior to January 1, 2004 that Noranda has elected to exercise the Call.

"This transaction crystalizes the value of our Antamina interest and provides a source of financing for our growth strategy", said Richard Ross, Inmet's President and Chief Executive Officer.

Inmet

Inmet is a Canadian based international mining company. Inmet's mining operations produce copper, zinc and gold, and Inmet's growth strategy is focused on finding quality

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base metal reserves. Inmet's current operating base consists of three competitive mining operations: Çayeli, Troilus and Ok Tedi.

This press release is also available at www.inmetmining.com. All dollar amounts are in Canadian dollars unless otherwise noted.

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For further information contact:

Steve Astritis
Vice-President, General Counsel
Inmet Mining Corporation
Tel: +1-416-860-3977
Fax: +1-416-368-4692
e-mail: astritiss@inmetmining.com